UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Resolute Energy Corporation
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
76116A108
(CUSIP Number)
Thomas O. Hicks
100 Crescent Court, Suite 1200
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
— with copies to —

James A. Deeken
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-4788
December 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS HH-HACI GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		430

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		228,645

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		430

WITH	10	SHARED DISPOSITIVE POWER

		228,645

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	229,075

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS HH-HACI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		204,939

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		204,939

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	204,939

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS Thomas O. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		6,620,301

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,375,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,620,301

WITH	10	SHARED DISPOSITIVE POWER

		2,375,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,995,967

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 3 TO SCHEDULE 13D
This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of HH-HACI, L.P. (“HH LP”), HH-HACI GP, LLC, the general partner of HH LP (“HH LLC”), and Mr. Thomas O. Hicks, the sole member of HH LLC (the “Principal,” together with HH LP and HH LLC, the “Reporting Persons”) relating to (a) shares of common stock, par value $0.0001 per share (“Common Stock”) of Resolute Energy Corporation, a Delaware corporation (the “Issuer”); (b) shares of Common Stock of the Issuer subject to forfeiture under certain conditions (“Earnout Shares”); (c) Founder’s Warrants of the Issuer (“Founder’s Warrants”), each of which is exercisable for one share of Common Stock; and (d) Sponsor’s Warrants of the Issuer (“Sponsor’s Warrants”), each of which is exercisable for one share of Common Stock. This Amendment modifies the original Schedule 13D filed on October 5, 2009 (the “Original 13D”).
Item 5. Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated as below:
According to the Issuer’s Form 10-Q filed on November 15, 2010, there are 54,861,239 shares of Common Stock issued and outstanding as of November 12, 2010.
(a) (i) As of the date hereof, HH LP beneficially owns 204,939 shares of Common Stock held by HH LP, which represents 0.4% of the Issuer’s outstanding shares of Common Stock. These 204,939 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(ii) As of the date hereof, HH LLC, the general partner of HH LP, beneficially owns 229,075 shares of Common Stock, which represents 0.4% of the Issuer’s outstanding shares of Common Stock. These 229,075 shares of Common Stock include 430 shares of Common Stock held by HH LLC, and 228,645 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner. These 229,075 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(iii) As of the date hereof, the Principal, the sole member of HH LLC, which is the general partner of HH LP, beneficially owns 8,995,967 shares of Common Stock, which represents 16.4% of the Issuer’s outstanding shares of Common Stock (including 4,666,667 Sponsor’s Warrants outstanding and beneficially owned by the Principal).

These 8,995,967 shares of Common Stock include 6,620,301 shares of Common Stock held by the Principal, 430 shares of Common Stock held by HH LLC, 228,645 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner, and 2,146,591 shares of Common Stock held by the Principal’s charitable foundation and estate planning entities for the Principal’s family. These 8,995,967 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable after the closing of the Acquisition if certain conditions (described in Item 6) are satisfied, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
The filing of this statement on this Amendment shall not be construed as an admission, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, that (i) either the Principal or HH LLC is the beneficial owner of any of the shares of Common Stock owned by HH LP, or (ii) the Principal is the beneficial owner of any of the shares of Common Stock owned by HH LLC, the Principal’s charitable foundation, or estate planning entities for the Principal’s family. Each of the Principal and HH LLC disclaim beneficial ownership of any shares of Common Stock in which they do not have a pecuniary interest.
(b) (i) HH LP has the sole power to vote and dispose of the aggregate of 204,939 shares of Common Stock it holds. These 204,939 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(ii) HH LLC has the shared power to vote and dispose of the aggregate of 228,645 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner. These 228,645 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(iii) HH LLC has the sole power to vote and dispose of the aggregate of 430 shares of Common Stock held by HH LLC. These 430 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(iv) The Principal has the shared power to vote and dispose of the aggregate of 2,375,666 shares of Common Stock, which include 430 shares of Common Stock held by HH LLC, 228,645 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner, and 2,146,591 shares of Common Stock held by the Principal’s charitable foundation and estate planning entities for the Principal’s family. These 2,375,666 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.

(v) The Principal has the sole power to vote and dispose of the aggregate of 6,620,301 shares of Common Stock held by the Principal. These 6,620,301 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable after the closing of the Acquisition if certain conditions (described in Item 6) are satisfied, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(c) The table attached hereto as Annex A lists all transactions in the Common Stock during the past sixty (60) days by HH LP and the Principal, and, through the above relationships, HH LLC and certain partnerships formed for employees of affiliates of HH LLC for which HH LLC serves as the general partner. Annex A is hereby incorporated by reference.
(d) Not applicable.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 17, 2010

HH-HACI, L.P. By: HH-HACI GP, LLC, its general partner
By:	/s/ Thomas O. Hicks
Thomas O. Hicks
sole member

HH-HACI GP, LLC
By:	/s/ Thomas O. Hicks
Thomas O. Hicks
sole member

/s/ Thomas O. Hicks
Thomas O. Hicks

Annex A
Thomas O. Hicks

	Type of	Number of
	Shares	Shares
Date	Sold	Sold	Price Per Share
12/15/2010	Common Stock	580,000	$13.50
Thomas O. Hicks’ Charitable Foundation and Estate Planning Entities for His Family

	Type of	Number of
	Shares	Shares
Date	Sold	Sold	Price Per Share
12/15/2010	Common Stock	387,688	$13.50